
07073775

Securities and Exchange Commission
Washington D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


SEC Mail Processing
RECEIVED
Section
2007
Wash. D.C.
186

For the Plan Year ended December 31, 2006

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ____ to ___

Commission file number __

A. Full title of the plan and address of the plan, if different from that of the Issuer named below:

DIAGEO NORTH AMERICAN, INC. SAVINGS PLAN
Diageo North America, Inc.
801 Main Avenue
Norwalk, Connecticut 06851

S.E.C. Registration No. _________

B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

Diageo PLC
8 Henrietta Place
London W1G 0NB
England

Exhibit Index located on page 2.

REQUIRED INFORMATION

Financial Statements

The Diageo North America, Inc. Savings Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). In accordance with Item 4 and in lieu of the requirements of Items 1-3, the following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are included herein:

Independent Auditor's Report

Statement of Net Assets Available for Plan Benefits

Statements of Changes in Net Assets Available for Plan Benefits

Notes to Financial Statements

Supplemental Schedule furnished pursuant to the requirements of Internal Revenue Service Form 550

Exhibits

1. Consent of KPMG LLP



DIAGEO NORTH AMERICA, INC. SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2006 and 2005

(With Report of Independent Registered Public Accounting Firm Thereon)

DIAGEO NORTH AMERICA, INC. SAVINGS PLAN

Table of Contents

Other schedules required by Section 103(c)(5) of the Employee Retirement Income Security Act of 1974, as amended (ERISA) have not been included as the information is not applicable.



KPMG LLP
Stamford Square
3001 Summer Street
Stamford, CT 06905

Report of Independent Registered Public Accounting Firm

To The Employee Benefits Administration Committee of
Diageo North America, Inc. Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Diageo North America, Inc. Savings Plan (the "Plan") as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i-Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 1, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, as of December 31, 2006 and 2005.

KPMG LLP

June 28, 2007

DIAGEO NORTH AMERICA, INC. SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Assets:		
Investments (note 3):		
At fair value:		
Mutual funds	$ 171,254,527	165,372,039
Commingled trust	40,379,071	50,029,242
Money market	12,005,562	12,446,375
Diageo common stock	9,199,796	5,204,344
Participant loans	1,828,013	1,780,989
	234,666,969	234,832,989
Contribution receivable	331,773	237,297
Total assets	234,998,742	235,070,286
Liabilities:		
Accrued expenses	72,020	45,033
Net assets available for benefits at fair value	234,926,722	235,025,253
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (note 1)	484,154	744,257
Net assets available for benefits	$ 235,410,876	235,769,510

See accompanying notes to financial statements.

DIAGEO NORTH AMERICA, INC. SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2006 and 2005

		2006	2005
Additions to net assets attributed to:			
Investment income:			
Net appreciation in fair value of investments	$	3,805,956	4,723,647
Interest and dividends		19,787,612	10,195,489
Contributions:			
Participants		13,625,295	14,034,075
Total additions		37,218,863	28,953,211
Deductions:			
Deductions from net assets attributed to:			
Benefits paid to participants		37,440,236	29,263,270
Administrative fees		137,261	66,794
Total deductions		37,577,497	29,330,064
Net (decrease)		(358,634)	(376,853)
Net assets available for benefits:			
Beginning of year		235,769,510	236,146,363
End of year	$	235,410,876	235,769,510

See accompanying notes to financial statements.

(1) Plan Description

The following description of the Diageo North America, Inc. Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan sponsored by Diageo North America, Inc. (the Company or Diageo). It is intended that the Plan and its Trust be qualified and exempt under Sections 401(a) and 501(a) of the Internal Revenue Code of 1986 (the Code), as amended from time to time, and meet the requirements of Section 401(k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b) Eligibility

Employees of the Company, as defined in the Plan, are immediately eligible to participate as soon as they have attained the age of 21.

(c) Contributions

Each year participants may contribute up to 16% of their salary either pre-tax, after-tax, or both, as defined in the Plan. Participants direct the investment of their contribution into various investment options offered by the Plan. The Plan currently offers 26 mutual funds, one commingled trust, and a company stock fund invested in American Depository Receipt (ADR) shares of Diageo plc as investment options for participants.

Effective January 1, 2003, the Plan terminated Company contributions. Nonvested Company contributions will be used to pay Plan expenses.

Effective April 1, 2003, all employees who are eligible to contribute under the Plan and who have attained age 50 or older before the close of the Plan year are eligible to make catch-up contributions in accordance with Code Section 414(v).

(d) Participant Accounts

Each participant's account is credited with participant's contributions, and investment earnings or losses. Allocations are based on participant account balances. The participant is entitled to their vested account balance upon termination, death, retirement, or disability under the Company's Long Term Disability Plan.

(e) Vesting

Participants are immediately vested in their contributions plus actual earnings or losses thereon.

(f) Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates equal to the Prime Rate published in the Wall Street Journal. Principal and interest are paid ratably through payroll deductions.

(g) Payment of Benefits

Distributions from the Plan are eligible to be paid upon retirement, termination of employment, death, or disability under the Company's Long-Term Disability Plan.

If a participant's vested account balance is greater than $5,000, the participant may leave the account in the Plan until age 65, or until age 70-1/2, if they are eligible for "early retirement" (i.e., age 50 or older with 5 or more years of service). Distributions are paid in lump sum cash payments (or rollovers to another qualified plan or Individual Retirement Account). The participant who is eligible for early retirement may elect to have quarterly or annual installments paid from the Plan over a period elected by the participant but not to exceed the participant's lifetime.

If the participant's vested account balance is $5,000 or under, the distribution would be made from the Plan in a lump sum cash distribution.

Upon the death of a participant, the designated beneficiary, or the participant's estate if no beneficiary is designated, is entitled to 100% of the participant's vested account.

(h) Forfeited Accounts

Company matching contributions made through 2002 vest over a maximum period of 7 years through 2008. Forfeitures of nonvested Company contributions for participants may be used to pay Plan expenses. Amounts forfeited during 2006 and 2005 were $507,129 and $34,528, respectively, and were used to reduce Plan expenses.

(i) New Accounting Pronouncements

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP requires the Statement of Net Assets Available for Benefits present the fair value of the Plan's investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts. The FSP was applied retroactively to the prior period presented on the Statement of Net Assets Available for Benefits as of December 31, 2005.

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS 157 will have a material impact on the financial statements.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b) ***Use of Estimates***

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c) ***Investment Valuation and Income Recognition***

The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participants' loans are valued at their outstanding balances, which approximate fair value.

The investment contracts are presented at fair value on the statement of net assets available for benefits. The investments in the fully benefit-responsive investment contracts are also stated at contract value which is equal to principal balance plus accrued interest. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

(d) ***Administrative Expenses***

Expenses reasonably incurred in the administration of the Plan are paid by the Plan. Certain costs of establishing and administering the Plan have been paid by the Company and, accordingly, are not included as administrative expenses of the Plan.

(e) ***Benefit Payments***

Benefits are recorded when paid.

(3) Investments

The following presents investments that represent 5% or more of the Plan's net assets at December 31:

		2006	2005
Mutual funds at fair value:			
Fidelity Magellan Fund	$	23,801,604	26,948,336
Fidelity Contrafund		28,192,505	27,231,850
Fidelity Growth and Income Fund		17,552,419	19,626,716
Fidelity Low Price Stock		16,583,536	16,162,854
Fidelity Equity Income II		13,174,087	12,732,953
Spartan US Equity Index		13,384,193	13,666,525
Fidelity Retirement Money Market		12,005,562	12,446,375
Fidelity Managed Income Portfolio II		40,379,071	50,029,242

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated by $3,805,956 in 2006 and $4,723,647 in 2005 as follows:

		2006	2005
Mutual funds	$	1,540,125	4,502,930
Diageo common stock		2,265,831	220,717
	$	3,805,956	4,723,647

(4) Commingled Trust

As of December 31, 2006 and 2005, the Managed Income Portfolio II, which has been identified as a Fully Benefit-Responsive Investment Contract, is included in the financial statements at market value as reported to the Plan by Fidelity.

(5) Related Party Transactions

Certain Plan investments that include mutual funds, a money market account, and a commingled trust are managed by Fidelity Investments. Fidelity Investments is the trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions.

The Plan's investments also include ADR shares of Diageo plc. Diageo plc is the parent company of the Plan sponsor and therefore, these transactions also qualify as party-in-interest transactions.

(6) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their employer contributions.

(7) Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated June 9, 2004 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

(8) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

		December 31, 2006 Total
Net assets available for benefits per the financial statements	$	235,410,876
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contacts		484,154
Net assets available for benefits per the Form 5500	$	234,926,722

The following is a reconciliation of investment income per the financial statements to the Form 5500:

		December 31, 2006
Total investment income per the financial statements	$	3,805,956
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts		484,154
Total investment income per the Form 5500	$	3,321,802

DIAGEO NORTH AMERICA, INC. SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral par, or maturity value		Current value
*	Fidelity Magellan Fund	Mutual Fund, 265,880 shares	$	23,801,604
*	Fidelity Growth and Income Fund	Mutual Fund, 563,481 shares		17,552,419
*	Fidelity Contrafund	Mutual Fund, 432,400 shares		28,192,505
*	Fidelity Equity Income II	Mutual Fund, 543,485 shares		13,174,087
*	Fidelity Retirement Money Market	Mutual Fund, 12,005,562 shares		12,005,562
	Spartan U.S. Equity Index	Mutual Fund, 266,724 shares		13,384,193
*	Fidelity Intermed Bond Fund	Mutual Fund, 366,009 shares		3,755,255
*	Fidelity Low Price Stock	Mutual Fund, 380,880 shares		16,583,536
*	Fidelity Overseas Fund	Mutual Fund, 232,028 shares		10,394,865
*	Fidelity OTC Portfolio Fund	Mutual Fund, 47,167 shares		1,950,820
*	Fidelity Puritan Fund	Mutual Fund, 380,553 shares		7,599,651
*	Fidelity Freedom Income Fund	Mutual Fund, 26,667 shares		307,738
*	Fidelity Freedom 2000 Fund	Mutual Fund, 13,415 shares		167,151
*	Fidelity Freedom 2010 Fund	Mutual Fund, 72,141 shares		1,054,707
*	Fidelity Freedom 2020 Fund	Mutual Fund, 183,289 shares		2,846,479
*	Fidelity Freedom 2030 Fund	Mutual Fund, 195,650 shares		3,136,273
*	Fidelity Independence Fund	Mutual Fund, 187,465 shares		4,116,736
	PIMCO Total Return ADM Fund	Mutual Fund, 636,859 shares		6,610,595
	Dreyfus Founders Balance Fund	Mutual Fund, 155,652 shares		1,432,004
	MSI Global Value Equity	Mutual Fund, 180,698 shares		3,619,386
*	Fidelity Managed Income Portfolio II	Commingled Trust 40,863,225 shares		40,379,071
*	Fidelity Freedom 2040 Fund	Mutual Fund, 129,631 shares		1,228,901
*	Fidelity Freedom 2005	Mutual Fund, 602 shares		6,994
*	Fidelity Freedom 2015	Mutual Fund, 90,120 shares		1,099,461
*	Fidelity Freedom 2025	Mutual Fund, 28,956 shares		369,766
*	Fidelity Freedom 2035	Mutual Fund, 36,794 shares		485,315
	MSIFT MidCap Growth Advantage Fund	Mutual Fund, 315,428 shares		8,384,086
*	Diageo Stock Fund	Diageo common stock, 666,542 shares		9,199,796
*	Participant Loans	Loans to participants with interest rates ranging from 4% to 10.5%		1,828,013
			$	234,666,969

* Represents a party-in-interest

See accompanying report of independent registered public accounting firm.

Consent of Independent Registered Public Accounting Firm

Employee Benefits Administration
Committee of Diageo North America, Inc.:

We consent to the incorporation by reference in the Registration Statement (No. 333-8090) on Form S-8 of the Diageo North America, Inc. Savings Plan of our report dated June 28, 2007, relating to the statements of net assets available for benefits of the Diageo North America, Inc. Savings Plan as of December 31, 2006 and 2005 and the related statements of changes in net assets available for benefits for the years then ended and related schedule, which report appears in the December 31, 2006 annual report on Form 11-K of the Diageo North America, Inc. Savings Plan.

KPMG LLP

Stamford, Connecticut
June 28, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DIAGEO NORTH AMERICA, INC.
SAVINGS PLAN

Date 7/30/07

By Rita A. Amato

END